Exhibit to Accompany
Item 77J b
Form NSAR

ICAP Funds, Inc. the Funds


According to the provisions of Statement of Position 93-2 SOP 93 - 2 Determination, Disclosure and Financial Statement Presentation of Income, Capital Gain and Return of
Capital Distributions by Investment Companies, the Fund is required to report the accumulated net investment income loss and accumulated net capital gain loss accounts to approximate amounts available for future distributions on a tax basis or to offset future realized capital gains. Accordingly, at December 31, 2005, reclassifications were recorded to increase paid-in capital by $0, $0 and $0, increase (decrease) undistributed net investment income by $0, $0 and $(714) and increase (decrease) undistributed net realized gain on investments by $0, $0 and $714 for the Equity, Select
Equity and International Funds, respectively.


This reclassification has no impact on the net asset value of the Fund and is designed to present the Fund's capital accounts on a tax basis.